  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at November 29, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President and CEO

Date: November 29, 2007

* Print the name and title of the signing officer under his signature

  Ste. 1020-800 West Pender Street
Vancouver , BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

JINCHUAN INVESTS AN ADDITIONAL C$18 MILLION
FOR A 14% INTEREST IN CONTINENTAL

November 29, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces that the Jinchuan Group Ltd. ("Jinchuan") have exercised common share purchase warrants to acquire 8,000,000 shares in the Company for gross proceeds of C$18 million.

In February 2007, Continental announced that it had entered into a framework agreement (the "Agreement") with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Continental's Xietongmen copper project (the "Project"). Jinchuan also agreed to provide other key support to the Project, including assistance in arranging for 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing for the Project in the form of either debt or equity; and providing other support to the Project including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties also settled the principal terms of a concentrate off-take arrangement in connection with the Project which will be incorporated into a formal agreement in due course.

Pursuant to the Agreement, Jinchuan purchased 10 million units of the Company. Each unit comprised one common share and a warrant to purchase 0.8 of a share. The shares were purchased in April 2007 (see Continental News Release April 2, 2007) for gross proceeds of C$18 million, and now the warrants have been exercised for an additional C$18 million.

Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. This strategic partnership with Jinchuan will strengthen the Continental team that is focused on the development of the Xietongmen project.

President and CEO Gerald Panneton said: "Jinchuan's second investment into Continental represents the ongoing support of a major Chinese corporation to invest into one of the best undeveloped copper projects in China, and which is being advanced by Continental. The Xietongmen Project is currently going through the process of permitting having completed the necessary work and studies to demonstrate the viability of the Project. We look forward to developing this world class deposit with Jinchuan as a model of Chinese and Canadian collaboration."

Continental announced the positive results of a Feasibility Study for the Xietongmen Project in mid 2007, with Proven and Probable Mineral Reserves of 182.4 million tonnes grading 0.45% copper, 0.62 g/t gold and 4.04 g/t silver (0.82% copper-equivalent) [1] at a 0.15% copper cut-off (see Continental's August 18, 2007 news release). The Company is currently completing a Social & Environmental Impact Assessment for the Project. A new discovery, called Newtongmen, was made in late 2006. Drilling in 2007 at Newtongmen continued to return encouraging results.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Gerald Panneton
President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.
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Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Xietongmen is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of copper, gold and silver, obtaining additional mining and construction permits, completion of final feasibility studies, preparation of all necessary engineering for open pit and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov

[1] The estimate was prepared by BBA Inc..
Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold, and taking into account metallurgical recoveries as per the feasibility study. CuEQ = Cu % + (Au g/t x 12.86/22.046)